Exhibit 99.1

April 24, 2008

 Facsimile and Federal Express

SED International Holdings, Inc.
4916 North Royal Atlanta Dr.
Tucker, Georgia 30084
Attn: Board of Directors

Dear Members of the Board of Directors:

North & Webster Value Opportunities Fund, LP, together with certain other long-term shareholders (the "Group"), is the largest shareholder of SED International Holdings, Inc. ("SED" or the "Company"). On March 14, 2008, we sent you a letter, a copy of which is attached, highlighting our significant concerns with SED, namely the Company's ill-advised business strategy, the composition and operation of the Board, possible unethical conduct by management and the Board and the Company's poorly performing stock price. We urged the Board to immediately appoint two independent shareholder representatives to the Board who would be committed to taking actions that are in the best interests of all shareholders. We made the letter public only as a last resort since we felt our concerns as shareholders were being ignored.

To date, all we have received from the Board in the way of a response is a terse, nonspecific letter from SED's secretary merely confirming receipt of our letter and stating that the Board would review the letter in due course. That more than a month has passed without a substantive response from the Board is entirely unacceptable and confirms what we have always believed to be the case – that this Board is unwilling to address the significant concerns of its shareholders and now, more than ever, needs "new blood" to ensure all actions by the Company are taken in the best interests of shareholders. Interactions between us and SED that have been counterproductive at best and, at worst, borderline confrontational, have only reaffirmed this belief in the underlying lack of respect on the part of the Company for the significant concerns raised by shareholders.

In fact, we recently came into possession of information that indicates current members of the Board may have taken actions in violation of their fiduciary duties. This information brings into question the propriety of related party transactions and also suggests that steps were possibly taken by the Board to fraudulently structure related party transactions in an attempt to circumvent full and accurate disclosure.

We believe it is imperative that independent Board members investigate such potentially unethical and possibly fraudulent conduct. However, in light of the Board's failure to respond to our prior allegations of ethics violations at SED, we question whether the Board has any intention of taking the steps necessary to address such potential improprieties. Accordingly, we demand that the Board immediately create an internal audit committee to be comprised of two independent directors to investigate any potential ethical violations by management and/or the Board. It's one thing for a Board to continually ignore significant concerns voiced by shareholders, but it's even more egregious when a Board turns a blind eye to ethical improprieties by its members and management.

We continue to believe that SED can and should be very strong and profitable and we look forward to the day when the Board and management will be open to engaging in a serious discussion with us and other shareholders concerning the substantive actions necessary to return SED to the great company it once was. However, since the Board appears committed to ignoring the serious issues we have raised, we reserve the right to take any and all actions we deem necessary with respect to our investment in SED. Finally, in case you have forgotten, we once again remind the Board of its fiduciary duty to act in the best interest of shareholders. We look forward to your response.

Sincerely,

/s/ Samuel A. Kidston

Samuel A. Kidston
Managing Member,
North & Webster LLC, the GP of the
North & Webster Value Opportunities Fund, LP